1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

THOMAS FRIEDMANN

thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

August 22, 2011

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John M. Ganley

Re:	PennantPark Investment Corporation
Registration Statement on Form N-2
File Numbers 333-172524; 814-00736

Ladies and Gentlemen:

PennantPark Investment Corporation, a Maryland corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form N-2 (Registration No. 333-172524) (as amended, the “Registration Statement”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to several recent telephone conversations between Mr. John M. Ganley of the Staff and Thomas J. Friedmann of Dechert LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. We will also provide to you under separate cover courtesy copies of Amendment No. 3, as filed and marked with the changes from Amendment No. 2 to the Registration Statement.

1.	We note that you have filed a form of prospectus supplement to be used in connection with a future offering of common stock off the Registration Statement. Please file a form of prospectus supplement for each type of security that the Company is registering under the Registration Statement.

Response:

As requested, the Company has filed with Amendment No. 3 a form of prospectus supplement for each of preferred stock, debt securities, rights and warrants. The Company respectfully submits that the prospectus supplement for any offering of units would consist of a combination of the prospectus supplements for the underlying securities being offered thereby and, accordingly, has not filed a form of prospectus supplement for its units.

2.	Please file the form of articles supplementary that the Company anticipates entering into in respect of any issuance of preferred stock as an exhibit to the Registration Statement. Please also file as an exhibit to the Registration Statement a Statement of Eligibility of Trustee on Form T-1 as it pertains to the trust indenture that will be used with its proposed debt offerings.

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United States Securities and Exchange Commission August 22, 2011 Page 2

Response:

As requested, the Company has filed the form of articles supplementary that it anticipates entering into in respect of any issuance of preferred stock and a Statement of Eligibility of Trustee on Form T-1.

3.	Please file as an exhibit the legality of shares opinion, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that it may be necessary for BDC to undertake to file an unqualified legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

Response:

As requested, the Company has filed qualified opinions as to the legality of the securities to be issued under the Registration Statement and the related consents of counsel. The Company hereby undertakes to file as part of a post-effective amendment to the Registration Statement an unqualified opinion with respect to the securities offered at the time of any offering under the Registration Statement.

4.	Please include an undertaking in Part C of the Registration Statement to file for review by the Staff a post-effective amendment under section 8(c) of the Securities Act in respect of any one or more offerings of the Company’s common stock (including warrants and/or rights to purchase common stock) below net asset value that will result in greater than 15% dilution in the aggregate to existing stockholder net asset value.

Response:

As requested, the Company has included an undertaking in Part C of the Registration Statement to file for review by the Staff a post-effective amendment under section 8(c) of the Securities Act in respect of any one or more offerings of the Company’s common stock (including warrants and/or rights to purchase common stock) below net asset value that will result in greater than 15% dilution in the aggregate to existing stockholder net asset value. The Company also has included disclosure regarding this undertaking under the heading “Sales of Common Stock Below Net Asset Value.”

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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United States Securities and Exchange Commission August 22, 2011 Page 3

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333), David J. Harris at 202.261.3385 (or by facsimile at 202.261.3333) or William J. Tuttle at 202.261.3352 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann